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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3)*
Dot Hill Systems Corp.

(Name of Issuer)
Common Stock ($ .001 par value)

(Title of Class of Securities)
25848T109
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            25848T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Benjamin Monderer

2.	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
4,293,834(1)(2)

		6.	Shared Voting Power

		7.	Sole Dispositive Power
4,293,834

		8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,997,157(1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
19.9%

12.	Type of Reporting Person (See Instructions)
IN

(1)
Includes 4,167 shares issuable to Benjamin Monderer upon exercise of options to purchase common stock within 60 days of December 31, 2001.

(2)
Includes 2,476,753 shares owned by Dr. Monderer, 1,812,914 shares held by the Monderer 1999 GRAT u/a/d 1999 Trust, as to which Dr. Monderer is the trustee and Ms. Turchin is the grantor.

(3)
Includes 663,739 shares owned held Ms. Turchin, the spouse of Dr. Monderer and 39,584 shares issuable to Ms. Turchin upon exercise of options to purchase common stock within 60 days of December 31, 2001.

  CUSIP No.            25848T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Carol Turchin

2.	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
703,323(3)

		6.	Shared Voting Power

		7.	Sole Dispositive Power
703,323(3)

		8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,997,157(1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
19.9%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No.            25848T109

Item 1.

  (a)
  Name of Issuer:

      Dot Hill Systems Corp.

  (b)
  Address of Issuer's Principal Executive Office:

      6305 El Camino Real
      Carlsbad, CA 92009

Item 2.

  (a)
  Name of Person Filing:

      Benjamin Monderer
      Carol Turchin

  (b)
  Address of Principal Business Office or, if none, Residence:

      6305 El Camino Real
      Carlsbad, CA 92009

  (c)
  Citizenship:

      Each reporting person is a citizen of the United States

  (d)
  Title of Class of Securities Common Stock:

      ($ .001 par value)

  (e)
  CUSIP Number

      25848T109

Item 3.    If this statement is filed pursuant to ss.ss.240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      Not applicable.

CUSIP No.            25848T109

Item 4.    Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)
  Amount beneficially owned:    4,997,157 shares

  (b)
  Percent of class:    19.9%

  (c)
  Number of shares as to which the person has:

  (i.)
  Sole power to vote or to direct the vote:

Benjamin Monderer	2,480,920
Carol Turchin	703,323
Monderer 1999 GRAT u/a/d 1999 Trust	1,812,914
    (ii.)
    Shared power to vote or to direct the vote

    (iii.)
    Sole power to dispose or to direct the disposition of:

Benjamin Monderer	2,480,920
Carol Turchin	703,323
Monderer 1999 GRAT u/a/d 1999 Trust	1,812,914
    (iv.)
    Shared power to dispose or to direct the disposition of

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(l).

Item 5.    Ownership of Five Percent or Less of a Class

        Not applicable.

Instruction: Dissolution of a group requires a response to this item.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not applicable.

Item 8.    Identification and Classification of Members of the Group:

        Not applicable.

Item 9.    Notice of Dissolution of Group:

        Not applicable.

Item 10.    Certification:

        Not applicable.

CUSIP No.            25848T109

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002 Date
/s/ Benjamin Monderer Signature
Benjamin Monderer Name/Title

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.            25848T109

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002 Date
/s/ Carol Turchin Signature
Carol Turchin Name/Title

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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